OFI Carlyle Private Credit Fund
6803 South Tucson Way
Centennial, Colorado 80112

May 24, 2018
File Room
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: OFI Carlyle Private Credit Fund (the "Fund")

Dear Ladies and Gentlemen,

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following documents for the Fund, which are attached hereto:

1.
A copy of the Fund's fidelity blanket bond (the "Bond") providing for coverage of $1 million issued by The Hartford Insurance Group acting as lead underwriter and with such other insurance companies participating in the program as may be determined by the management of the Fund during the policy term for the period May 15, 2018 to May 15, 2019;

2.
A copy of the resolutions of the Board of Trustees of the Fund, including a majority of the Trustees who are not interested persons, approving the amount, type, form, coverage of the Bond and the premium to be paid by the Fund.

Please note that the premium has been paid in its entirety.

Very truly yours,

/s/ Joseph Benedetti

Joseph Benedetti
Chief Legal Officer and Secretary

Hartford Financial Products
NEW BUSINESS BINDER

Dated 05/17/2018

HARTFORD FINANCIAL PRODUCTS
TO: Michael Klaschka	FROM: Douglas McKenna
FIRM: EPIC ADDRESS: 350 Hudson Street CITY/STATE: New York, NY EMAIL: michael.klaschka@epicbrokers.com TEL: 646.452.4036 FAX: TOTAL PAGE(S): 3	DEPARTMENT: Financial Institution Fidelity Department ADDRESS: 277 Park Avenue CITY/STATE: New York, NY EMAIL: douglas.mckenna@thehartford.com TEL: 212-277-0423 FAX: 844-716-5331

Please read this document carefully. This temporary and conditional Binder of Insurance contains time sensitive requirements.

Insured Name:	OFI CARLYLE PRIVATE CREDIT FUND
225 Liberty Street
New York, NY 10281

Policy Number:	TBD

Policy Period:	05/15/2018 – 05/15/2019
Policy Form:	Investment Company Blanket Bond
Insuring Company:	Hartford Fire Insurance Co., an Admitted Company
Payment Terms:	Within 30 days, and no later than 06/15/2018
Commission:	15% Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the Hartford Fire Insurance Co.. Hartford Fire Insurance Co. is a member of The Hartford Insurance Group and is rated A+ (Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of NY. It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including Directors & Officers, Fiduciary/Fidelity, General Partnership, Errors and Omissions, and Employment Practices. HFP is among the market leaders in providing various "cutting edge" financial products including Representations & Warranties and Tax Indemnity Insurance. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at www.hfpinsurance.com.

We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional Binder in further detail.

OPTION 1		LIMIT OF INSURANCE*	DEDUCTIBLE**

I.	Employee	$1,000,000	$10,000 Except that no deductible shall apply to any loss under Coverage I. sustained by an Investment Company
II.	Premises	$1,000,000	$10,000
III.	Transit	$1,000,000	$10,000
IV.	Forgery or Alteration	$1,000,000	$10,000
V.	Securities	$1,000,000	$10,000
VI.	Counterfeit Currency	$1,000,000	$10,000
VII.	Computer Systems Fraudulent Entry	$1,000,000	$10,000
VIII.	Voice Initiated Transaction	$1,000,000	$10,000
IX.	Telefacsimile Transfer Fraud	$1,000,000	$10,000
X.	Uncollectible Items of Deposit	$25,000	$1,000
XI.	Audit Expense	$25,000	$1,000
XII.	Stop Payment	$25,000	$1,000
XIII.	Unauthorized Signatures	$25,000	$1,000

ANNUAL PREMIUM:***	$3,479

   * Limit of Liability: In the Aggregate each Policy Period, inclusive of Claims Expenses, and excess of the Retention.
**         Retention: Each Claim inclusive of Claims Expenses.
***      Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.

     RIDERS, EXCLUSIONS AND LIMITATIONS:

1.	F6000 Investment Company Bond
2.	F6016 In Witness Page
3.	F6018 Amend General Conditions B. Notice to Underwriter of Mergers, Consolidations or Other Acquisitions Rider
4.	F-6043 New York Statutory Rider
5.	F5267 Producer Compensation Notice
6.	HG00H009 Mailing Address for Claims Endorsement

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding form number above.

ADDITIONAL CONDITIONS	POLICY BILLING TERMS AND INFORMATION

N/A	Type: N/A

This Binder is subject to the underwriter's receipt review and acceptance of the following within prior to binding:

SUBJECTIVITIES

N/A

This group of subjectivities is required prior to binding, and in the event that they are not received, reviewed and accepted, The Hartford fully reserves its rights to amend the Policy. In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

This is a temporary and conditional Binder and is conditioned upon underwriter's receipt, review and acceptance of the additional information specified above. If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding ab initio and/or canceling this temporary and conditional Binder and any Binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Quote, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding ab initio and/or canceling this temporary and conditional Binder and Binder issued pursuant thereto.

Approval of Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby approves the fidelity bond issued by The Hartford Insurance Group (the "Fidelity Bond"), in the proposed form presented at this meeting, having at least the minimum amount required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and covering, among others, officers and employees of the Fund against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, in accordance with the requirements of Rule 17g-1, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets and the nature of the securities in the Fund's portfolio; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to cause the Fund to pay the annual premium with respect to the Fidelity Bond; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and empowered to obtain and bind the Fidelity Bond in substantially the form presented at this meeting; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED, that the Trustees and the appropriate officers of the Fund, or any of them, are authorized to amend the Fidelity Bond, to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.